UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Agreement and Stay of Enforcement Proceedings

On April 18, 2024, Selina Hospitality PLC (the “Company”) and certain of its subsidiaries entered into a Fifth Amendment to Separation Agreement dated June 3, 2022 (the “Fifth Amendment”) with YAM at Selina Ops LP (“YAM”), a copy of which is attached hereto as Exhibit 99.1. The Fifth Amendment was entered into in order to settle disputes amongst the parties and stay enforcement actions being taken by YAM in relation to defaults by the Company and the relevant subsidiaries (the “Alleged Defaults”) under the Second Amendment to Separation Agreement dated June 3, 2022 entered into amongst the parties (the “Second Amendment”; the aforementioned separation agreement, as subsequently amended, the “Separation Agreement”).

The Company’s subsidiaries that are part of the Separation Agreement, including the Fifth Amendment, include PCN Operations, S.A. (“PCN”), Selina Operation One (1), S.A. (“Selina One”), and Selina Management Panamá, S.A. (collectively, together with the Company, the “Selina Parties”).

The Separation Agreement includes the terms relating to the eventual buy-out of YAM’s equity interest in a joint venture arrangement, entered into in September 2017 between the Company and YAM (the “JV Arrangements”), pursuant to a shareholder agreement, entered into in December 2020 among the Company, Selina One and YAM, that governs PCN, the joint venture company that was established for the development and operation of the Company’s business in Panama, Costa Rica and Nicaragua.

The Second Amendment and other primary agreements relating to the JV Arrangements are summarized in a Report on Form 6-K issued on June 27, 2023 and the “Material Contracts” section of the Company’s 2022 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023, and the Alleged Defaults are described in more detail in a Report on Form 6-K issued by the Company on January 4, 2024.

The following is a summary of the key terms and conditions of the Fifth Amendment.

●	The parties agree that the remaining capital contributions and guaranteed return payments owed to YAM under the JV Arrangements totalled $3,514,088 as of March 31, 2024 (the “Owed Amount”) and that such amount would accrue interest at a rate of 8% per annum from April 1, 2024. The Owed Amount must be fully paid to YAM by no later than December 31, 2026.

●	As consideration for the stay of enforcement proceedings being taken by YAM against certain PCN subsidiaries located in Panama and Costa Rica, the shares of which were pledged to YAM under pledges entered into in 2021 (the “Pledges”) as security for the payment obligations of the Selina Parties, and YAM’s entry into the Fifth Amendment, the parties agree to increase the Owed Amount by a one-time compensation payment of $750,000.

●	The Selina Parties have agreed to make five cash payments of $150,000 each (the “Initial Cash Payments”) towards the Owed Amount, with the first payment to be made within two (2) days after the date of the Fifth Amendment and the rest of the payments to be made on the first day of each of May, June, July and August 2024, for total initial cash payments of $750,000.

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●	By no later than July 31, 2024, the Company has agreed to issue to YAM, subject to the execution of an equity subscription agreement substantially in the form previously entered into between the Company and YAM, such number of ordinary shares of the Company calculated by taking the Owed Amount, less amounts paid towards the Owed Amount and two months of future Initial Cash Payments and/or Subsequent Cash Payments (as defined below) to account for the period of time estimated to register the shares, by the average closing price of the Company’s ordinary shares over the 30 trading days prior to the date of calculation (the “Settlement Shares”).

●	Selina is obligated to register the Settlement Shares such that they are freely tradable by YAM, and YAM undertakes to limit the sales of the Settlement Shares each trading day, up to a maximum of 25% of the trading volume for the day (the “Volume Limit”), with the net proceeds from the sales reducing the Owed Amount. Prior to the issuance of the Settlement Shares, the Selina Parties may make additional cash payments to YAM to reduce the Owed Amount provided a minimum amount of $1,000,000 is paid, in which event the Volume Limit will be reduced to 20% and by an additional 0.5% for each $100,000 paid beyond the first $1,000,000.

●	If by August 31, 2024 the Settlement Shares have not been issued and/or are not freely tradable, then the Selina Parties will be required to make additional monthly cash payments to YAM, subsequent to the Initial Cash Payments, in the following amounts (the “Subsequent Cash Payments”), until the Settlement Shares have been issued and are freely tradable: (i) $200,000 per month on each of September 1, October 1, November 1, and December 1, 2024; (ii) $225,000 on the first of each month between January 1, 2025 through June 1, 2025 (for up to six payments); and (iii) $250,000 on the first of each month thereafter. Each payment will reduce the Owed Amount accordingly.

●	Once the Settlement Shares have been issued and are freely tradable, if the net proceeds received by YAM as the result of selling the shares are less than $300,000 in any given calendar month, then the Selina Parties must pay to YAM the deficiency within five (5) days after YAM notifies the Selina Parties of the deficiency. Likewise, if the Settlement Shares cease to be freely tradable after their issuance, then the Selina Parties will be required to pay to YAM $300,000 per month, to pay down the Owed Amount, until the trading restrictions cease to apply to the Settlement Shares. Finally, if the Selina Parties elect to pay to YAM $750,000 or more during any month after the issuance of the Settlement Shares, then (subject to applicable securities laws) YAM shall cease its selling of the Settlement Shares for a period of thirty (30) days for each such additional payment (the “Optional Payments”). In such event and if YAM receives the Owed Amount in full, but continues to hold Settlement Shares, then any net proceeds received by YAM from the sale of the Settlement Shares will be paid to Selina, up to the amount of the Optional Payments made by the Selina Parties.

●	If the Selina Parties breach the Fifth Amendment at any time, then (i) YAM will have the right to continue with its enforcement actions, under the Pledges and otherwise, and the Selina Parties agree not to interfere with or object to such proceedings (and they agree to ensure that their employees, directors and related parties cooperate with YAM in respect of such actions); (ii) YAM’s put right to sell its interest in PCN back to Selina for the value of its capital contributions plus a 14% internal rate of return on such investments, as set out in the JV Arrangements and as further calculated in accordance with paragraph 12 of the Second Amendment (such amount to be reduced by any amounts paid to YAM), shall be deemed to have been exercised, with the put payment being due immediately; and (iii) the Selina Parties agree to allow the PCN subsidiaries that operate Selina branded hotels to continue to utilize the Selina brand and the related infrastructure, booking channels and marketing materials in relation to the operation of the hotels following the exercise of YAM’s rights over its collateral.

●	Once YAM has received payment in full of the Owed Amount, then YAM will be required to transfer its interest in the JV Arrangements back to Selina One (or its affiliate) and the parties will enter into a mutual release of claims relating to the JV Arrangements and Separation Agreement.

●	The Selina Parties are obligated to reimburse YAM and its affiliate $150,000 in legal, consulting and other professional fees via five monthly payments of $30,000 each, with the last payment to occur in August 2024.

●	The Fifth Amendment contains certain customary representations, warranties, covenants and information rights in favour of YAM.

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Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

The foregoing summary of the Fifth Amendment does not purport to be a complete summary thereof. The summary contained herein remains subject to, and qualified in its entirety by, the full text of, as applicable, the exhibits to the Fifth Amendment.

Forward-Looking Information

This Report on Form 6-K and the Exhibit attached hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Fifth Amendment to Separation Agreement dated June 3, 2022 entered into on April 18, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: April 23, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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